EXHIBIT 99.1

TransAlta Achieves Commercial Operation of 300 MW White Rock Project and Increases its US Renewables Fleet to 820 MW

CALGARY, Alberta, April 24, 2024 (GLOBE NEWSWIRE) -- TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA) (NYSE: TAC) announced today that the combined 300 MW White Rock East and White Rock West wind facilities (“White Rock”), located in Caddo County, Oklahoma, have achieved commercial operation. The White Rock wind facilities are fully contracted to Amazon Energy LLC (“Amazon”) and are currently supplying clean and affordable electricity to our customer. TransAlta’s portfolio in the US now totals 820 MW in net operating renewable energy capacity.

“We are pleased to bring into service our first clean electricity project in Oklahoma, White Rock, which is our largest wind project completed to date. White Rock was made possible through our long-term customer relationship with Amazon and its commitment to power its operations with 100 per cent renewable energy. Amazon is a global leader in procurement of renewable energy to achieve sustainability and carbon reduction objectives, and we are excited to be a trusted supplier to provide clean and affordable electricity as part of Amazon’s decarbonization pledge,” said Mr. John Kousinioris, President and Chief Executive Officer of TransAlta.

“In addition, we are also pleased to announce our first long-term contract to supply production tax credits (“PTCs”) to a taxable counterparty in the US. We have secured favourable pricing on approximately 80% of the expected generation of PTCs, which will provide another stream of contracted revenue that secures long-term cash flows from White Rock and further diversifies the contracted cash flows from our renewable portfolio. We look forward to operating this facility and delivering on our commitments to our customers. As I look ahead, we are nearing completion of our other Oklahoma wind project which will add another 200 MW facility, increasing our US portfolio to more than 1 GW, another key milestone for our company,” added Mr. Kousinioris.

White Rock comprises a total of 51 Vestas wind turbines and is the first of the Company’s two wind projects in Oklahoma to achieve commercial operations. On Feb. 22, 2024, the Company entered into a 10-year transfer agreement with an AA- rated customer for the sale of approximately 80 per cent of the expected PTCs to be generated from the White Rock wind facilities. The remaining PTCs are expected to be sold through spot transactions or contracted at a later date.

White Rock Project Highlights

  Long-term contracted revenues from Amazon; an investment-grade customer;

  10-year transfer agreement of PTCs, which are subject to an annual inflation adjustment factor, with an AA- rated third-party customer;

  49 Vestas V162 6.0 MW and 2 Vestas V136 3.45 MW turbines that are 119 metres and 105 metres in height with total rotor diameters of 162 metres and 136 metres, respectively;

  Estimated average annual adjusted EBITDA range between US$53 and US$57 million, including third-party sales of PTCs; and

  TransAlta weighted-average contract life of renewables portfolio1 increased to 12 years.

(1) The weighted-average remaining renewables portfolio contract life does not include our merchant renewables assets. For power generated under long-term power purchase agreements ("PPAs") and other long-term contracts, the weighted-average remaining contract life is based on long-term average gross installed capacity.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of hydro-electric power. For over 112 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as “plans”, “expects”, “proposed”, “will”, “anticipates”, “develop”, “continue”, and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to the anticipated benefits arising from the White Rock facilities (defined above); expected generation of PTCs (defined above) to be sold through spot transactions or contracted to customers; estimated average annual adjusted EBITDA range for the White Rock facilities; expected completion date of the Corporation's other Oklahoma wind project; and the expected total renewable generation by the Corporation in the US. These forward-looking statements are not historical facts but are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made, including, but not limited to the political and regulatory environments; and the condition of the financial markets not changing significantly. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: changes in market power and gas prices; supply chain disruptions impacting major maintenance and growth projects; cybersecurity breaches; negative impacts to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost or at all); changes in prevailing interest rates, currency exchange rates and inflation levels; armed hostilities; general economic conditions in the geographic areas in which TransAlta operates; and other risks and uncertainties discussed in the TransAlta’s materials filed with the securities regulatory authorities from time to time and as also set forth in the TransAlta’s MD&A and Annual Information Form for the year ended Dec. 31, 2023. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management’s current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com